SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2*)



NAME OF ISSUER:  General Devices, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  369514203000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     G. Tyler Runnels
     T. R. Winston & Company, LLC.
     1999 Avenue of the Stars
     Suite 2530
     Los Angeles, CA 90067                      (310) 201-2700

DATE OF EVENT WHICH REQUIRES FILING:    SEPTEMBER 26, 2005


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

Check the following if a fee is being paid with the statement: (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


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CUSIP NO.:   369514203000


1.       NAME OF REPORTING PERSON:   G. Tyler Runnels

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   USA

7.       SOLE VOTING POWER:    347,748

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:       347,748

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   347,748

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   9.67%

14.      TYPE OF REPORTING PERSON:   IN


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Item 1.    SECURITY AND ISSUER

     This Amendment No. 2 relates to the Schedule 13D filed on November 27, 2002, amended on February 16, 2005, in connection with the ownership by G. Tyler Runnels of the common stock, $.01 par value per share of General Devices, Inc., a Delaware corporation (the "Company" or "General Devices"). The capitalized terms, unless otherwise defined, shall have the same meaning as in the original
Schedule 13D.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended and supplemented by adding the following at the end thereof:

     On September 26, 2005, Mr. Runnels and two other stockholders, including Asset Value Fund Limited Partnership (Asset Value) the Company's principal stockholder (collectively, the "Sellers") of the Company entered into a Stock Purchase Agreement with Halter Capital Corporation ("Halter") under which the Sellers agreed to sell and Halter agreed to purchase an aggregate of 2,293,810 shares (the "Shares") of the Company's common stock, $.01 par value per share (the "Company Common Stock") owned by the Sellers for $498,199.47 in cash payable at the closing. The Shares constitute approximately 64% of the issued and outstanding shares of Company Common Stock. Mr. Runnels is the owner of 147,748 of the Shares to be sold to Halter. At the closing, Sellers are to deliver to Halter the resignations of the current directors and officers of the Company and resolutions of the board of directors appointing two designees of Halter as directors of the Company in their stead. The closing of the transaction is scheduled to occur on or after October 11, 2005, following the mailing of a statement under Rule 14f-1 under the Securities Exchange Act of 1934 to the stockholders of record of the Company in connection with a change in control of the Company.

     In addition, Mr. Runnels has agreed to sell to each of Richard Coombe and Patricia Gunter, pursuant to agreements to be executed and closed concurrently with the closing of the Stock Purchase Agreement, 100,000 shares of Company Common stock owned by Mr. Runnels for $21,719.30 in cash payable at the closing. The completion of these transactions is a condition to the closing of the Stock Purchase Agreement with Halter.

     The 347,748 Shares to be sold by Mr. Runnels in connection with these agreements constitute all of the shares of Company Common Stock that he owns.

Item 5.  Interest in Securities of the Company.

     Item 5(a) of the Schedule is hereby deleted and replaced in its entirety by the following:

     Mr. Runnels is the beneficial owner of 347,748 shares of Company Common Stock, which constitutes 9.67% of the outstanding shares of Company Common Stock.

     Item 5(b) of the Schedule is hereby deleted and replaced in its entirety by the following:

     Mr. Runnels has the sole power to vote or to direct the vote, and the sole power to dispose of or direct the disposition of, the shares of Company Common Stock that he owns.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule is amended and supplemented by adding the following at the end thereof:

     On September 26, 2005, Mr. Runnels entered into the Stock Purchase Agreement with Halter, and agreed to sell an additional 200,000 shares of Company Common Stock to two other purchasers, as described above in Item 4 of this Amendment No. 2 to the Schedule, which description is incorporated by reference into this Item 6.

     Item 7. Material to be Filed as Exhibits

Exhibit No.  Description
----------   -----------

99.1     Stock Purchase Agreement, dated as of September 26, 2005.
99.2     Form of Stock Purchase Agreement.
99.3     Form of Stock Purchase Agreement.






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                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 28, 2005


                                      /s/ G. Tyler Runnels
                                      --------------------------------
                                      G. Tyler Runnels